

CONNER & WINTERS

ATTORNEYS & COUNSELORS AT LAW

Conner & Winters, LLP
3700 First Place Tower
15 East Fifth Street
Tulsa, Oklahoma 74103-4344
918-586-5711
Fax 918-586-8982
www.cwlaw.com

Writer's Direct Number
918-586-5691
Writer's Fax Number
918-586-8691
Writer's E-mail Address
lmoore@cwlaw.com

TULSA

Henry G. Will
Joseph J. McCain, Jr.
Lynnwood R. Moore, Jr.
Robert A. Curry
Steven W. McGrath
D. Richard Funk
Randolph L. Jones, Jr.
J. Ronald Petrikin
Larry B. Lipe
James E. Green, Jr.
Martin R. Wing
John W. Ingraham
Andrew R. Turner
Gentra Abbey Sorem
R. Kevin Redwine
Tony W. Haynie
Bruce W. Freeman
David R. Cordell
John N. Hove
C. Raymond Patton, Jr.
Paul B. Braden
Robert J. Melgaard
P. Scott Hathaway
Lawrence A. Hall
Timothy T. Trump
Mark E. Dreyer

Nancy E. Vaughn
Gregory D. Renberg
Mark D. Berman
Katherine G. Coyle
Beverly K. Smith
Melodie Freeman-Burney
R. Richard Love, III
Robert D. James
Stephen R. Ward
Jeffrey R. Schoborg
Anne B. Sublett
J. Ryan Sacra
Jason S. Taylor
Katy Day Inhofe
Stephan A. Wangsgard
Julia Forrester-Sellers
Melinda L. Kirk
P. Bradley Bendure
Kathryn J. Kindell
Amy M. Santee
Cara M. Hair
Alissa A. Hurley
Heather Holt Bilderback
Debra R. Stockton
Shelley L. Carter
Jed W. Isbell

William G. von Glahn
Bob F. McCoy
John E. Barry
James R. Ryan
Russell H. Harbaugh, Jr.
David O. Cordell

OKLAHOMA CITY

Irwin H. Steinhorn
John W. Funk
Jared D. Giddens
Kiran A. Phansalkar
Mitchell D. Blackburn
Mark H. Bennett
Bryan J. Wells
Laura McCasland Holbrook
John E. Gatliff II
J. Dillon Curran
William M. Lewis
L. Belynn Whatley

Peter D. Bradford
Sheila L. Darling

NORTHWEST ARKANSAS

John R. Elrod*
Greg S. Scharlau
Terri Dill Chadick

Vicki Bronson*
Todd P. Lewis*
P. Joshua Wisley

Charles E. Scharlau*

WASHINGTON, D.C.

G. Daniel Miller*

Henry Rose*
Erica L. Summers*

HOUSTON, TEXAS

Pamela H. Stabler*

JACKSON, WYOMING

Randolph L. Jones, Jr.

SANTA FE, NEW MEXICO

Douglas M. Rather

Benjamin C. Conner
1879-1963
John M. Winters, Jr.
1901-1989
*Not Admitted in Oklahoma

March 16, 2005

Via Fax

Mr. Jeffrey A. Shady
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jameson Inns, Inc.
Amendment No. 2 to Form S-3 filed December 30, 2004
File No. 333-119016

Dear Jeff:

As you requested, I have enclosed a revised draft of the enrollment form to be used in connection with the Jameson Stock Awards Program. The language of this form has been revised to reflect the consent to both offering materials and shareholder materials by electronic delivery, but making it clear that the consent to delivery of shareholder materials can be revoked at any time.

Please call if you have any questions or would like anything further.

Yours very truly,

Lynnwood R. Moore, Jr.

cc: Jameson Inns, Inc.
Brinson Patrick Securities Corporation
Lehman & Eilen LLP